[NORTH AMERICAN NICKEL LOGO]                         NORTH AMERICAN NICKEL INC.
                                                     301 - 260 W. Esplanade
                                                     North Vancouver, B.C.
                                                     V7M 3G7

                                                     Tel: (604) 986-2020
                                                     Toll Free: 1-866-816-0118
                                                     www.northamericannickel.com


September 23, 2011                                   VIA EDGAR

United States Securities and Exchange Commission
Washington, DC
20549

ATTN: ETHAN HOROWITZ

RE: NORTH AMERICAN NICKEL INC. FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2010, FILED APRIL 20, 2011. FILE NO. 001-14740

Dear Ethan,

Thank you for taking the time to speak with me on Wednesday regarding your letter of September 20, 2011. The file no is 001-14740.

As we discussed, your letter will require a significant amount of work on our behalf. We will make every effort to do this work quickly.

I appreciate your offer to extend the formal response/solution deadline by an additional 10 business days until approximately October 18, 2011.

Please confirm that date for us, and, as you suggested, we will call Ken and begin the dialogue regarding the specific disclosure items mentioned in your letter, with him

Best regards,

NORTH AMERICAN NICKEL INC.


"SIGNED"

Rick Mark
CEO